
Exhibit 99 - Consolidated  financial  statements of America Online,  Inc. for the fiscal year ended June 30, 1999, which restate and supersede the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended
             June 30, 1999 (as amended May 17, 2000 to reflect the revised Report of Independent Auditors from Ernst & Young LLP in Exhibit 99).

                              AMERICA ONLINE, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                              June 30,
                                                                                        ------------------
                                                                                           1999     1998
                                                                                          -------- --------
                                                                                            (Amounts in
                                                                                         millions, except
                                              ASSETS                                        share data)
                                              ------
Current assets:
Cash and cash equivalents...........................................................       $  887   $  677
Short-term investments..............................................................          537      146
Trade accounts receivable, less allowances of $54 and $34,
  respectively......................................................................          323      192
Other receivables...................................................................           79       93
Prepaid expenses and other current assets...........................................          153      155
                                                                                          -------- --------
Total current assets................................................................        1,979    1,263

Property and equipment at cost, net.................................................          657      503

Other assets:
Investments including available-for-sale securities.................................        2,151      531
Product development costs, net......................................................          100       88
Goodwill and other intangible assets, net...........................................          454      472
Other assets........................................................................            7       17
                                                                                          -------- --------
                                                                                           $5,348   $2,874
                                                                                          ======== ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Trade accounts payable..............................................................       $   74   $  120
Other accrued expenses and liabilities..............................................          795      461
Deferred revenue....................................................................          646      420
Accrued personnel costs.............................................................          134       78
Deferred network services credit....................................................           76       76
                                                                                          -------- --------
Total current liabilities...........................................................        1,725    1,155

Long-term liabilities:
Notes payable.......................................................................          348      372
Deferred revenue....................................................................           30       71
Other liabilities...................................................................           15        7
Deferred network services credit....................................................          197      273
                                                                                          -------- --------
Total liabilities...................................................................        2,315    1,878

Stockholders' equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized, no shares issued
  and outstanding at June 30, 1999 and 1998, respectively...........................            -        -
Common stock, $.01 par value; 6,000,000,000 shares authorized,
  2,201,787,866 and 1,946,300,104 shares issued and outstanding at
  June 30, 1999 and 1998, respectively..............................................           22       19
Additional paid-in capital..........................................................        2,692    1,422
Accumulated comprehensive income - unrealized gain on
  available-for-sale securities, net................................................          168      145
Retained earnings (accumulated deficit).............................................          151     (590)
                                                                                          -------- --------
Total stockholders' equity..........................................................        3,033      996
                                                                                          -------- --------
                                                                                           $5,348   $2,874
                                                                                          ======== ========

                             See accompanying notes.




                              AMERICA ONLINE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 Year ended June 30,
                                                                              ------------------------
                                                                                1999    1998     1997
                                                                                               restated
                                                                              ------- -------- --------
                                                                                (Amounts in millions,
                                                                                except per share data)
Revenues:
Subscription services...................................                      $3,321   $2,183  $1,478
Advertising, commerce and other.........................                       1,000      543     308
Enterprise solutions....................................                         456      365     411
                                                                              ------- -------- --------
Total revenues..........................................                       4,777    3,091   2,197

Costs and expenses:
Cost of revenues........................................                       2,657    1,811   1,162
Sales and marketing.....................................                         808      623     679
Product development.....................................                         286      239     195
General and administrative..............................                         408      328     220
Amortization of goodwill and other intangible assets....                          65       24       6
Acquired in-process research and development............                           -       94       9
Merger, restructuring and contract termination charges..                          95       75      73
Settlement charges......................................                           -       17      24
                                                                              ------- -------- --------
Total costs and expenses................................                       4,319    3,211   2,368

Income (loss) from operations...........................                         458     (120)   (171)
Other income, net.......................................                         638       30      10
                                                                              ------- -------- --------
Income (loss) before provision for income taxes.........                       1,096      (90)   (161)
(Provision) benefit for income taxes....................                        (334)      16     (10)
                                                                              ------- -------- --------
Net income (loss).......................................                      $  762    $ (74) $ (171)
                                                                              ======= ======== ========

Earnings (loss) per share:
Earnings (loss) per share-diluted.......................                      $ 0.30   $(0.04) $(0.10)
Earnings (loss) per share-basic.........................                      $ 0.37   $(0.04) $(0.10)
Weighted average shares outstanding-diluted.............                       2,555    1,850   1,676
Weighted average shares outstanding-basic...............                       2,081    1,850   1,676


                             See accompanying notes.



                              AMERICA ONLINE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                                         Retained
                                                   Preferred Stock      Common Stock       Additional    Accumulated     Earnings
                                                   --------------- ----------------------   Paid-in     Comprehensive  (Accumulated
                                                    Shares  Amount    Shares        Amount  Capital       Income, Net     Deficit)
                                                   -------- ------ ---------------  ------ -----------  ------------- --------------
                                                                                         (Amounts in millions, except share data)

Balances at June 30, 1996, restated...............   1,000      $-   1,641,466,932    $16       $716          $2          $(341)

Common stock issued:
   Exercise of options and ESPP...................       -       -     116,658,638      1         93           -              -
   Business acquisitions..........................       -       -      12,391,606      -         82           -              -
   Sale of stock, net.............................       -       -       5,562,000      -        157           -              -
Amortization of compensatory stock options               -       -               -      -          2           -              -
Unrealized gain on
   available-for-sale securities, net.............       -       -               -      -         11          17              -
Tax benefit related to stock options..............       -       -               -      -         25           -              -
Net loss, restated................................       -       -               -      -          -           -           (171)
                                                  --------- ------ ---------------  -----  ---------  ---------------  ----------
Balances at June 30, 1997, restated...............   1,000       -   1,776,079,176     17      1,086          19           (512)
Effect of pooling restatement....................        -       -       2,760,856      -          8           -             (4)
Common stock issued:
   Exercise of options and ESPP...................       -       -     150,643,126      2        131           -              -
   Business acquisitions..........................       -       -       6,060,898      -         80           -              -
   Sale of stock, net.............................       -       -       7,620,048      -          8           -              -
Amortization of compensatory
    stock options.................................       -       -               -      -         33           -              -
Unrealized gain on
   available-for-sale securities, net.............       -       -               -      -         78         126              -
Conversion of preferred stock
   to common stock................................  (1,000)      -       3,136,000      -          -           -              -
Tax expense related to stock options..............       -       -               -      -         (2)          -              -
Net loss, restated................................       -       -               -      -          -           -            (74)
                                                   -------- ------ --------------- ------ ---------- ------------------ ----------
Balances at June 30, 1998.........................       -       -   1,946,300,104     19      1,422         145           (590)
Effect of pooling restatement....................        -       -       8,596,406      -         32           -            (21)
Common stock issued:
   Exercise of options, warrant and ESPP..........       -       -     185,475,716      2        265           -              -
   Sale of stock, net.............................       -       -      47,800,218      1        568           -              -
Amortization of  compensatory
    stock options..................................      -       -               -      -         20           -              -
Unrealized gain on
   available-for-sale securities, net.............       -       -               -      -         13          23              -
Conversion of debt................................       -       -      13,615,422      -         88           -              -
Tax benefit related to stock options..............       -       -               -      -        284           -              -
Net income......................................         -       -               -      -          -           -            762
                                                   -------- ------ --------------- ------ ---------- ------------------ -----------
Balances at June 30, 1999.........................       -      $-   2,201,787,866    $22     $2,692        $168         $  151
                                                   ======== ====== =============== ====== ========== ================== ===========


                                                                 Comprehensive
                                                                 Income (Loss)
                                                                    For The
                                                                  Years Ended
                                                        Total       June 30,
                                                    -----------  --------------


Balances at June 30, 1996, restated...............     $393

Common stock issued:
   Exercise of options and ESPP...................       94
   Business acquisitions..........................       82
   Sale of stock, net.............................      157
Amortization of compensatory stock options                2
Unrealized gain on
   available-for-sale securities, net.............       28           17
Tax benefit related to stock options..............       25
Net loss, restated................................     (171)        (171)
                                                     -------   -------------
Balances at June 30, 1997, restated...............      610        $(154)
Effect of pooling restatement....................         4    =============
Common stock issued:
   Exercise of options and ESPP...................      133
   Business acquisitions..........................       80
   Sale of stock, net.............................        8
Amortization of compensatory
    stock options.................................       33
Unrealized gain on
   available-for-sale securities, net.............      204          126
Conversion of preferred stock
   to common stock................................        -
Tax expense related to stock options..............       (2)
Net loss, restated................................      (74)         (74)
                                                       ------   -------------
Balances at June 30, 1998.........................      996        $  52
Effect of pooling restatement....................        11    =============
Common stock issued:
   Exercise of options, warrant and ESPP..........      267
   Sale of stock, net.............................      569
Amortization of  compensatory
    stock options..................................      20
Unrealized gain on
   available-for-sale securities, net.............       36           23
Conversion of debt................................       88
Tax benefit related to stock options..............      284
Net income......................................        762          762
                                                      ------   -------------
Balances at June 30, 1999.........................   $3,033        $ 785
                                                      ======   =============

                             See accompanying notes.



                              AMERICA ONLINE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year ended June 30,
                                                                                         ---------------------
                                                                                          1999   1998    1997
                                                                                                        restated

                                                                                         ------ ------- ------
                                                                                         (Amounts in millions)
Cash flows from operating activities:

Net income (loss)......................................................................  $ 762   $ (74) $(171)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Non-cash restructuring charges.........................................................      7      32     22
Depreciation and amortization..........................................................    298     191     93
Amortization of deferred network services credit.......................................    (76)    (32)     -
Charge for acquired in-process research and development................................      -      94      9
Compensatory stock options.............................................................     20      33      2
Deferred income taxes..................................................................    334     (18)    (1)
Gain on sale of investments............................................................   (564)    (28)     -
Changes in assets and liabilities, net of the effects of acquisitions and dispositions:
  Trade accounts receivable............................................................   (123)     78   (122)
  Other receivables....................................................................     12     (67)     2
  Prepaid expenses and other current assets............................................    (63)     28    (50)
 Other assets..........................................................................      4      (5)   (15)
  Investments including available-for-sale securities..................................    (16)    (40)   (30)
  Accrued expenses and other current liabilities.......................................    319     141    130
  Deferred revenue and other liabilities...............................................    185     104    262
                                                                                         ------ ------- ------
Total adjustments......................................................................    337     511    302
                                                                                         ------ ------- ------
Net cash provided by operating activities..............................................  1,099     437    131

Cash flows from investing activities:

Purchase of property and equipment.....................................................   (301)   (384)  (230)
Product development costs..............................................................    (49)    (51)   (57)
Proceeds from sale of investments......................................................    769      87     26
Purchase of investments, including available-for-sale securities....................... (2,289)   (166)  (208)
Maturity of investments................................................................    133     103     83
Net (payments) proceeds for acquisitions/dispositions of subsidiaries..................     30     (98)    30
Other investing activities.............................................................    (69)    (22)   (11)
                                                                                         ------ ------- ------
Net cash used in investing activities.................................................. (1,776)   (531)  (367)

Cash flows from financing activities:

Proceeds from issuance of common and preferred stock, net..............................    836     141    251
Proceeds from sale and leaseback of property and equipment.............................      8      70     20
Principal and accrued interest payments on line of credit and debt.....................    (22)     (2)   (22)
Proceeds from line of credit and issuance of debt......................................     65     371      1
                                                                                         ------ ------- ------
Net cash provided by financing activities..............................................    887     580    250
                                                                                         ------ ------- ------
Net increase in cash and cash equivalents..............................................    210     486     14
Cash and cash equivalents at beginning of year.........................................    677     191    177
                                                                                         ------ ------- ------
Cash and cash equivalents at end of year...............................................  $ 887   $ 677  $ 191
                                                                                         ====== ======= ======
Supplemental cash flow information Cash paid during the year for:

Interest...............................................................................  $  17   $  10  $   2


                             See accompanying notes.

                              AMERICA ONLINE, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

     America Online, Inc. (the "Company") was incorporated in the state of Delaware in May 1985. The Company, based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies and electronic commerce services. America Online, Inc. operates: two worldwide Internet services, the AOL service, with more than 18 million members, and the CompuServe service, with approximately 2 million members; several leading Internet brands including ICQ, AOL Instant messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM Internet portals; the Netscape Communicator client software, including the Netscape Navigator browser; AOL MovieFone, the nation's number one movie listing guide and ticketing service; and Spinner Networks Incorporated and Nullsoft, Inc., leaders in Internet music. Through its strategic alliance with Sun Microsystems, Inc., the Company also develops and offers easy-to-deploy, end-to-end electronic commerce and enterprise solutions for companies operating in and doing business on the Internet.

Note 2. Summary of Significant Accounting Policies

     Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Business Combinations Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition. Amounts allocated to acquired in-process research and development are expensed in the period of acquisition (see Note 8).

     Other business combinations have been accounted for under the pooling-of-interests method of accounting. In such cases, the assets, liabilities and stockholders' equity of the acquired entities were combined with the Company's respective accounts at recorded values. Prior period financial statements have been restated to give effect to the merger unless the effect of the business combination is not material to the financial statements of the Company (see Note 8).

     Revenue Recognition Subscription services revenues are recognized over the period that services are provided. Other revenues, which consist principally of electronic commerce and advertising revenues, enterprise solutions sales which include software licenses and services, as well as data network service revenues, are recognized as the services are performed or when the goods are delivered. Deferred revenue consists primarily of prepaid electronic commerce and advertising fees and monthly and annual prepaid subscription fees billed in advance.

     Beginning in fiscal 1998, the Company adopted Statement of Position 97-2 "Software Revenue Recognition" as amended by Statement of Position 98-4. The effect of adoption did not have a material impact on the Company's results of operations. The Company recognizes the revenue allocable to software licenses upon delivery of the software product to the end-user, unless the fee is not fixed or determinable or collectibility is not probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

     Property and Equipment Property and equipment are depreciated or amortized using the straight-line method over the following estimated useful lives:

           Computer equipment and internal software..   2 to 5 years
           Buildings and related improvements........ 15 to 40 years
           Leasehold improvements....................  4 to 10 years
           Furniture and fixtures....................        5 years

     Effective July 1, 1998, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires that certain costs for the development of internal use software should be capitalized, including the costs of coding, software configuration, upgrades and enhancements. The adoption of this pronouncement did not have a material effect on the Company's financial results.

     Subscriber Acquisition Costs and Advertising The Company accounts for subscriber acquisition costs pursuant to Statement of Position 93-7, "Reporting on Advertising Costs" ("SOP 93-7"). Included in sales and marketing expense is both brand and acquisition advertising across the Company's multiple brands and was $599 million, $476 million and $524 million for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

     Product Development Costs The Company's subscription service is comprised of various features which contribute to the overall functionality of the service. The overall functionality of the service is delivered primarily through the Company's four products (the AOL service and the CompuServe service for Windows and Macintosh). The Company capitalizes costs incurred for the production of computer software used in the sale of its services. Capitalized costs include direct labor and related overhead for software produced by the Company and the cost of software purchased from third parties. All costs in the software development process which are classified as research and development are expensed as incurred until technological feasibility has been established ("beta"). Once technological feasibility has been established, such costs are capitalized until the software has completed beta testing and is generally available. To the extent the Company retains the rights to software development funded by third parties, such costs are capitalized in accordance with the Company's normal accounting policies. Amortization, a cost of revenue, is provided on a product-by-product basis, using the greater of the straight-line method or the current year revenue as a percentage of total revenue estimates for the related software product, not to exceed five years, commencing the month after the date of product release. Quarterly, the Company reviews and expenses the unamortized cost of any feature identified as being impaired. The Company also reviews recoverability of the total unamortized cost of all features and software products in relation to estimated online service and relevant other revenues and, when necessary, makes an appropriate adjustment to net realizable value.

     Capitalized product development costs consist of the following:


                                      Year ended
                                       June 30,

                                      -----------
         (in millions)                1999  1998
                                      ----- -----
         Balance, beginning of year.. $ 88   $73
         Costs capitalized...........   45    51
         Costs amortized.............  (33)  (36)
                                      ----- -----
         Balance, end of year........ $100   $88
                                      ===== =====


     The accumulated amortization of product development costs related to the production of computer software totaled $106 million and $72 million at June 30, 1999 and 1998, respectively.

     Based on the Company's product development process related to the Netscape Enterprise group, costs incurred between completion of the working model and the point at which the product is ready for general release have been insignificant and have not been capitalized.

     Included in product development costs are research and development costs totaling $179 million, $182 million and $139 million, and other product development costs totaling $107 million, $57 million and $56 million in the years ended June 30, 1999, 1998 and 1997, respectively.

     Foreign Currency Translation and Hedging of Intercompany Balances Assets and liabilities of the Company's wholly-owned foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are included as a component of stockholders' equity. Foreign currency transaction gains and losses, which have been immaterial, are included in results of operations. In June 1998, the Company initiated hedging activities to mitigate the impact on intercompany balances of changes in foreign exchange rates. In general, these foreign currency forward exchange contracts mature in three months or less. The estimated fair value of the contracts is immaterial due to their short-term nature.

     Investments The Company has various investments, including foreign and domestic joint ventures, that are accounted for under the equity method of accounting. All investments in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or loss is included in consolidated operating results. To date, the Company's basis and current commitments in its investments accounted for under the equity method of accounting have been minimal. As a result, these investments have not significantly impacted the Company's results of operations or its financial position.

     All other investments, for which the Company does not have the ability to exercise significant influence or for which there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and as of June 30, 1999 and 1998, such investments were recorded at the lower of cost or estimated net realizable value.

     Goodwill and Other Intangible Assets Goodwill and other intangible assets relate to purchase transactions and are amortized on a straight-line basis over periods ranging from 2-10 years. As of June 30, 1999 and 1998, accumulated amortization was $89 million and $24 million, respectively. The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the assigned goodwill or render the goodwill not recoverable. If such circumstances arise, the Company would use an estimate of the undiscounted value of expected future operating cash flows to determine whether the goodwill is recoverable.

     Cash, Cash Equivalents and Short-term Investments The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Short-term investments of $537 million and $146 million as of the fiscal years ended June 30, 1999 and 1998, respectively, are carried at cost which approximates fair market value and mature within one year.

     Trade Accounts Receivables The carrying amount of the Company's trade accounts receivables approximate fair value. The Company recorded provisions of $33 and $25 million and write-offs of $13 and $14 million during the fiscal years ended June 30, 1999 and 1998, respectively.

     Investments Including Available-For-Sale Securities The Company has classified all debt and equity securities as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity net of applicable income taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis.

     As of June 30, 1999, the Company had available-for-sale equity investments in public companies with a fair market value of $1,956 million and a cost basis of $1,686 million. The unrealized gain of $168 million, net of tax, has been recorded as a separate component of stockholders' equity. Included in the $1,956 million is an investment of $1.5 billion in a General Motors equity security related to the strategic alliance the Company entered with Hughes Electronics Corporation ("Hughes"). For additional information regarding this investment, refer to Note 8. During fiscal 1999, the Company sold investments in Excite, Inc. for a net gain of approximately $567 million.

     As of June 30, 1998, the Company had available-for-sale equity investments in public companies with a fair market value of $286 million and a cost basis of $52 million. The unrealized gain of $145 million, net of tax, has been recorded as a separate component of stockholders' equity. Included in the $286 million is an investment in Excite, Inc. of $250 million.

     As of June 30, 1999, the Company had approximately $12 million of debt securities (included in investments including available-for-sale securities) with maturity dates in fiscal years 2002 and 2004. As of June 30, 1998, the Company had approximately $47 million of debt securities (included in investments including available-for-sale securities) with similar maturity periods. The cost of these debt securities approximated fair market value.

     In January 1997, the Securities and Exchange Commission issued new rules requiring disclosure of the Company's accounting policies for derivatives and market risk disclosure. The Company does not have any material derivative financial instruments as of June 30, 1999, and believes that the interest rate risk associated with its borrowings and market risk associated with its available-for-sale securities are not material to the results of operations of the Company. The available-for-sale securities subject the Company's financial position to market rate risk. The Company sells products to customers in diversified industries, primarily in the Americas, which includes Canada and Latin America, Europe and the Asia Pacific region. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on product sales. The Company maintains reserves to provide for estimated credit losses. Actual credit losses could differ from such estimates.

     Financial Instruments The carrying amounts for the Company's cash and cash equivalents, other receivables, other assets, trade accounts payable, accrued expenses and liabilities and other liabilities approximate fair value. The fair market value for notes payable (see Note 12) and investments including available-for-sale securities is based on quoted market prices where available.

     Barter Transactions The Company barters advertising for products and services. Such transactions are recorded at the estimated fair value of the products or services received or given. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions are immaterial to the Company's statement of operations for all periods presented.

     Net Income (Loss) per Common Share The Company calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with the basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effect of stock options, warrants and convertible securities (see Note 7).

     Stock-Based Compensation During 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans (see Note 16).

     Reclassification Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

     Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Recent Pronouncements The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined if it will early adopt and what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

     SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" was issued in December 1998 and addresses software revenue recognition as it applies to certain multiple-element arrangements. SOP 98-9 also amends SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", to extend the deferral of application of certain passages of SOP 97-2 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company will comply with the requirements of this SOP as they become effective and this is not expected to have a material effect on the Company's revenues and earnings.

Note 3. Restatement and other adjustments

         On October 29, 1996, AOL announced that as of September 30, 1996, it would write off the entire amount of certain advertising costs ("DMAC") it had previously capitalized. AOL stated that the write-off was necessary to reflect changes in its evolving business model, including reduced reliance on subscriber's fees as the company developed other revenue sources. AOL had responded to the competitive environment by adopting an unlimited-use pricing plan and, by writing off DMAC, acknowledged it could not rely on its revenue history under a different pricing model as support for the recoverability of DMAC. The Securities and Exchange Commission ("SEC") has recently entered findings regarding its views of AOL's capitalization of DMAC between July 1, 1994 and October 29, 1996. The SEC has found that AOL could not reliably forecast future customer behavorial patterns with the requisite level of certainty necessary to justify the capitalization of these advertising costs because of the volatile nature of the Internet marketplace during that time period. AOL has consented to the entry of an order making those findings, but neither admits nor denies any of the SEC's allegations or findings in the order. As a result of the SEC's findings, AOL has agreed to a restatement of its financial statements for the year ended June 30, 1997.

         On October 28, 1999, the Board of Directors of the Company declared a two-for-one common stock split, to be effected in the form of a stock dividend. On the payment date of November 22, 1999, stockholders received one additional share for each share owned on the record date of November 8, 1999. Accordingly, all data shown in the accompanying consolidated financial statements and notes has been retroactively adjusted to reflect the stock splits. On October 28, 1999, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 1,800,000,000 to 6,000,000,000.The impact of the restatement and the other adjustments noted are as follows:


                                              Year Ended
                                             June 30, 1997
                                           -----------------
                                           Amounts    Per
                                              in     share
                                           millions amounts
                                           -------- --------
Net income (loss) as originally reported... $(485)  $(0.29)
Reversals of capitalization and
  Amortization of DMAC.....................   (71)   (0.04)
Reversal of write-off of DMAC..............   385     0.23
Net loss as restated....................... $(171)  $(0.10)


Note 4. Merger/Restructuring Charges

     During the quarter ended June 1999, the Company recorded a charge of approximately $15 million of direct costs primarily related to the mergers of MovieFone, Inc. ("MovieFone"), Spinner Networks Incorporated ("Spinner") and NullSoft, Inc. ("NullSoft"). These charges primarily consisted of investment banker fees, severance and other personnel costs, fees for legal and accounting services, and other expenses directly related to the transaction.

     During the quarter ended March 1999, the Company recorded a charge of approximately $78 million of direct costs primarily related to the mergers of Netscape and When, Inc. and the Company's reorganization plans to integrate Netscape's operations and build on the strengths of the Netscape brand and capabilities. This charge primarily consists of investment banker fees, severance and other personnel costs (related to the elimination of approximately 850 positions), fees for legal and accounting services, and other expenses directly related to the transaction.

     During the quarter ended December 1998, the Company recognized approximately $2 million in merger related costs in connection with the merger of AtWeb, Inc. These expenses were primarily associated with fees for investment banking, legal and accounting services, severance costs and other related charges in connection with the transaction.

     The following table summarizes the activity in the 1999 accruals during the period ended June 30, 1999. The balance of the restructuring accrual at June 30, 1999 is included in other accrued expenses and liabilities on the consolidated balance sheet and is anticipated to be paid within 12 months.


(in millions)
                                  Restructuring/                       Balance
                                     Merger       Non Cash             June 30,
                                    Charges        Items     Payments    1999
                                  -------------   --------   --------   --------
Banking, legal, regulatory
  and accounting fees...........       $49           $  -       $(45)     $ 4
Severance and related costs.....        27              -        (16)      11
Facilities shutdown costs.......         9              -         (1)       8
Miscellaneous expenses..........        10             (7)        (6)      (3)
                                  -------------   --------   --------   --------
Total...........................       $95           $ (7)      $(68)     $20
                                  =============   ========   ========   ========

     In connection with a restructuring plan adopted in the third quarter of fiscal 1998, the Company recorded a $35 million restructuring charge associated with the restructuring of its former AOL Studios brand group. The restructuring included the exiting of certain business activities, the termination of approximately 160 employees and the shutdown of certain subsidiaries and facilities.

     During fiscal 1998, the Company recorded a $35 million restructuring charge associated with actions aimed at reducing its cost structure, improving its competitiveness and restoring sustainable profitability mainly related to the Netscape Enterprise group. The restructuring plan resulted from decreased demand for certain Netscape products and the adoption of a new strategic direction. The restructuring included a reduction in the workforce (approximately 400 employees), the closure of certain facilities, the write-off of non-performing operating assets, and third-party royalty payment obligations relating to canceled contracts.

     As of June 30, 1999, all of the restructuring activities related to fiscal 1998 has been completed.

     In connection with a restructuring plan adopted in the second quarter of fiscal 1997, the Company recorded a $49 million restructuring charge associated with the Company's change in business model, the reorganization of the Company into three operating units, the termination of approximately 300 employees and the shutdown of certain operating divisions and subsidiaries. As of September 30, 1997, all of the restructuring activities had been completed and, as a result, the Company reversed $1 million of the original restructuring accrual.

Note 5. Contract Termination Charge

     In fiscal 1997, the Company recorded a contract termination charge of $24 million, which consisted of unconditional payments associated with terminating certain information provider contracts, which became uneconomic as a result of the Company's introduction of flat-rate pricing in December 1996. Subsequent to the contract terminations, the Company entered into new agreements with these information providers.

Note 6. Settlement Charges

     In fiscal 1998, the Company recorded a net settlement charge of $18 million in connection with the settlement of the Orman v. America Online, Inc., class action lawsuit filed in the U.S. District Court for the Eastern District of Virginia alleging violations of federal securities laws between August 1995 and October 1996. As of June 30, 1999, the Company has paid out approximately $35 million and has a receivable of $17 million related to the estimated insurance receipts in other receivables.

     In fiscal 1997, the Company recorded a settlement charge of $24 million in connection with a legal settlement reached with various State Attorneys General and a preliminary legal settlement reached with various class action plaintiffs, to resolve potential claims arising out of the Company's introduction of flat-rate pricing and its representation that it would provide unlimited access to its subscribers. Pursuant to these settlements, the Company agreed to make payments to subscribers, according to their usage of the AOL service, who may have been injured by their reliance on the Company's claim of unlimited access. These payments do not represent refunds of online service revenues, but are rather the compromise and settlement of allegations that the Company's advertising of unlimited access under its flat-rate plan violated consumer protection laws. In fiscal 1998, the Company revised its estimate of the total liability associated with these matters and reversed $1 million of the original settlement accrual.

Note 7. Earnings (Loss) Per Share

     The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended June 30, 1999, 1998 and 1997:


(in millions except for per share data)                                           1999     1998     1997
                                                                                                  Restated
                                                                                -------- -------- --------
Basic earnings per share:

Net income (loss) available to common shareholders..............................$   762  $   (74) $  (171)
                                                                                -------- -------- --------
Weighted average shares outstanding.............................................  2,081    1,850    1,676

Basic earnings (loss) per share.................................................$  0.37  $ (0.04) $ (0.10)
                                                                                ======== ======== ========

Diluted earnings per share:
Net income (loss) available to common shareholders..............................$   762  $   (74) $  (171)
Interest on convertible debt, net of tax........................................     10        -        -
                                                                                -------- -------- --------
Adjusted net income (loss) available to common shareholders
   assuming conversion..........................................................$   772  $   (74) $  (171)
                                                                                -------- -------- --------
Weighted average shares outstanding.............................................  2,081    1,850    1,676
Effect of dilutive securities:
   Employee stock options.......................................................    382        -        -
   Warrants.....................................................................     40        -        -
   Convertible debt.............................................................     52        -        -
                                                                                -------- -------- --------
Adjusted weighted average shares and assumed conversions........................  2,555    1,850    1,676
                                                                                ======== ======== ========
Diluted earnings (loss) per share...............................................$  0.30  $ (0.04) $ (0.10)
                                                                                ======== ======== ========


Note 8. Business Developments

Purchase Transactions

   Acquisition of Mirabilis, Ltd.

     In June 1998, the Company purchased the assets, including the developmental ICQ instant communications and chat technology, and assumed certain liabilities of Mirabilis, Ltd. ("Mirabilis") for $287 million in cash. Mirabilis was a development stage enterprise that had generated no revenues. In addition, contingent purchase payments, based on future performance levels, of up to $120 million may be made over three years beginning in the Company's fiscal year 2001. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations are included in the financial statements as of the date of acquisition, and the assets and liabilities were recorded based upon their fair values at the date of acquisition. The Company has allocated the excess purchase price over the fair value of net tangible assets acquired to the following identifiable intangible assets: goodwill and strategic value, existing technology, base of trial users, ICQ tradename and brand and acquired in-process research and development.

     In connection with the acquisition of Mirabilis, the Company recorded approximately $228 million in goodwill and other intangible assets, which are being amortized on a straight-line basis over periods of five to ten years.

Acquisition of CompuServe Online Services Business

     In January 1998, the Company consummated a Purchase and Sale Agreement (the "Purchase and Sale") by and among the Company, ANS Communications, Inc. ("ANS"), a then wholly-owned subsidiary of the Company, and MCI WorldCom, Inc. ("WorldCom") pursuant to which the Company transferred to WorldCom all of the issued and outstanding capital stock of ANS in exchange for the online services business of CompuServe Corporation ("CompuServe"), which was acquired by WorldCom shortly before the consummation of the Purchase and Sale, and $147 million in cash (excluding $15 million in cash received as part of the CompuServe online services business and after purchase price adjustments made at closing). The transaction was accounted for under the purchase method of accounting and, accordingly, the assets and liabilities were recorded based upon their fair values at the date of acquisition. As a result of these transactions, the excess of the cash and the fair value of the CompuServe business received over the book value of ANS amounted to $381 million. This balance is classified as current and long-term deferred network services credit and is being amortized on a straight-line basis over a five-year term (equal to the term of a network services agreement entered into with WorldCom) as a reduction of network services expense within cost of revenues.

     In connection with the acquisition of CompuServe, the Company recorded approximately $127 million in goodwill and other intangible assets, which are being amortized on a straight-line basis over periods of three to seven years.

     Immediately after the consummation of the Purchase and Sale, the Company's European partner, Bertelsmann AG, paid $75 million to the Company for a 50% interest in a newly created joint venture to operate the CompuServe European online service. Both the Company and Bertelsmann AG invested an additional $25 million in cash in this joint venture. The Company accounts for this transaction under the equity method of accounting in accordance with the terms of the securities issued in the joint venture.

Other Purchase Transactions

     In fiscal 1998, the Company acquired Personal Library Software, Inc. ("PLS"), a developer of information indexing and search technologies, NetChannel, Inc. ("NetChannel"), a Web-enhanced television company and the remaining equity interests of Actra Business Systems LLC ("Actra"), a designer of Internet commerce applications. The Company purchased all of the outstanding capital stock of each of the corporations and the limited liability company and assumed all of their outstanding stock options in exchange for an aggregate of approximately 6.6 million shares of the Company's common stock and options, approximately $16 million in cash payments, the assumption of approximately $21 million in liabilities and $2 million in transition costs. The total purchase price for these transactions was approximately $114 million.

     In  fiscal  1997,  the  Company  acquired  Portola   Communications,   Inc.
("Portola"), a builder of high-performance messaging systems, DigitalStyle Corporation ("DigitalStyle"), a developer of Web graphics tools and Java-based animation and the ImagiNation Network, Inc. ("INN"), an interactive games company. The Company purchased all of the outstanding capital stock of each of the corporations and assumed all of their outstanding stock options in exchange for an aggregate of approximately 9.4 million shares of the Company's common stock and options and approximately $3 million in transition costs. The purchase price for the acquisitions was approximately $76 million.

     In connection with the above mentioned purchase transactions, the Company recorded charges for acquired in-process research and development ("IPR&D") of approximately $94 million in the fiscal year ended June 30, 1998 and approximately $9 million in the fiscal year ended June 30, 1997. Any related purchased IPR&D for each of the above acquisitions represents the present value of the estimated after-tax cash flows expected to be generated by the purchased technology, which, at the acquisition dates, had not yet reached technological feasibility. The cash flow projections for revenues were based on estimates of relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by the Company and its competitors, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses and income taxes were deducted from estimated revenue projections to arrive at estimated after-tax cash flows. Projected operating expenses include cost of goods sold, marketing and selling expenses, general and administrative expenses, and research and development, including estimated costs to maintain the products once they have been introduced into the market and are generating revenue. The remaining identified intangibles, including goodwill that may result from any future contingent purchase payments, will be amortized on a straight-line basis over lives ranging from 5 to 10 years.

     The following unaudited pro forma information has been prepared assuming that the sale of ANS and the acquisitions of Portola, DigitalStyle, Actra, CompuServe and Mirabilis had taken place at the beginning of the respective periods presented. The amount of the aggregate purchase price allocated to acquired IPR&D for each applicable acquisition has been excluded from the pro forma information, as it is a non-recurring item. The pro forma financial information is not necessarily indicative of the combined results that would have occurred had the acquisitions taken place at the beginning of the period, nor is it necessarily indicative of results that may occur in the future. The proforma effect of the PLS, NetChannel and INN transactions are immaterial for all periods presented and therefore are not included in the pro forma information.

                                                      Pro Forma
                                                    For the year
                                                   ended June 30,
                                                   ---------------
              (in millions, except per share data)       1998
                                                   ---------------
                                                     (unaudited)
              Revenue.............................     $3,229
              Loss from operations................       $(57)
              Net Loss............................       $(11)
              Loss per share-diluted..............     $(0.01)
              Loss per share-basic................     $(0.01)

Pooling Transactions

     In March 1999, the Company completed its merger with Netscape Communications Corporation ("Netscape"), in which Netscape became a wholly-owned subsidiary of the Company. The Company exchanged approximately 190 million shares of common stock for all the outstanding common shares of Netscape. The merger was accounted for under the pooling-of-interests method of accounting and, accordingly, the accompanying financial statements and footnotes have been restated to include the operations of Netscape for all periods presented. During the quarter ended March 31, 1999, the Company incurred approximately $25 million in transition and retention costs, which was charged to operations as incurred. For the years ended June 30, 1999 (through the date of the merger), 1998 and 1997, Netscape's revenues were approximately $461 million, $452 million and $461 million, respectively. For the years ended June 30, 1999 (through the date of the merger), 1998 and 1997, Netscape's net income (loss) was approximately $(77) million, $(159) million and $14 million, respectively. See Note 4 for additional information.

     During  fiscal 1999,  the Company  completed  mergers with  Nullsoft,  Inc.
("Nullsoft") and Spinner Networks Incorporated ("Spinner"), companies that provide Internet music, When, Inc. ("When.com"), a company that provides a personalized event directory and calendar services, AtWeb, Inc. ("AtWeb") and PersonaLogic, Inc. ("PersonaLogic"). The Company exchanged approximately 16.4 million shares of common stock for all the outstanding capital stock of these companies. These mergers were accounted for under the pooling-of-interests method of accounting. As the combined results of these companies is material to the Company's net income (loss) for the fiscal year ended June 30, 1998, the accompanying financial statements have been restated to include the operations of these companies for all periods presented. For the year ended June 30, 1999, these companies had revenues of approximately $2 million through the date of the merger and all prior years were immaterial. For the years ended June 30, 1999 (through the dates of the mergers), 1998 and 1997, the net loss for these companies was approximately $18 million, $8 million and $3 million, respectively. See Note 4 for additional information.

     In May 1999, the Company completed its merger with MovieFone, Inc., ("MovieFone"). The Company exchanged approximately 8.6 million shares of common stock for all the outstanding common and preferred shares of MovieFone. As MovieFone's historical results of operations were not material in relation to those of AOL, the financial information prior to the quarter ended June 30, 1999 has not been restated to reflect the merger. See Note 4 for additional information.

     In December 1997, the Company completed its merger with KIVA Software Corporation ("KIVA"). The Company exchanged approximately 10.8 million shares of common stock for all of the outstanding capital stock and options of KIVA, a privately held company. The merger was treated as a pooling-of-interests for accounting purposes, and accordingly the historical financial statements of the Company have been restated as if the merger occurred at the beginning of the earliest period presented. In connection with the business combination, the Company incurred direct transaction costs of approximately $6 million, which consisted primarily of fees for investment banking, legal and accounting services incurred in conjunction with the business combination. For the years ended June 30, 1998 (through the date of the merger) and 1997, KIVA's revenues were approximately $4 million and $1 million, respectively. For the years ended June 30, 1998 (through the date of the merger) and 1997, KIVA's net loss was approximately $3 million and $5 million, respectively.

   Other Business Developments

     In June 1999, the Company announced a strategic alliance with Hughes Electronics Corporation ("Hughes") to develop and market uniquely integrated digital entertainment and Internet services nationwide. This new alliance builds on the Company's "AOL Anywhere" strategy as well as providing another means of higher speed access to its subscribers. The Companies will launch an extensive cross-marketing initiative to package and extend the reach of both AOL TV and DirecTV. Under the agreement, the Company made a $1.5 billion strategic investment in a General Motors preference stock, which carries a 6-1/4% coupon rate and has a mandatory conversion into General Motors Class H common stock
(GMH) in three years.

     In November 1998, the Company announced a strategic alliance with Sun Microsystems, Inc. ("Sun") to jointly develop a comprehensive suite of easy-to-deploy, end-to-end solutions to help companies and Internet service providers rapidly enter the electronic commerce market and scale their electronic commerce operations. Sun will become a lead systems and service provider to the Company and the Company is committed to purchase systems and services worth approximately $400 million at list price from Sun through 2002 for its electronic commerce partners and its own use. The Company will receive more than $350 million in licensing, marketing and advertising fees from Sun, plus significant minimum revenue commitments of $975 million, over the next three years.

Note 9. Segment Information

      Effective June 30, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance.

     The Company currently has two major lines of businesses organized into four product groups who all share the same infrastructure.

      The Interactive Online Services business is comprised of the Interactive Services group, the Interactive Properties group and the AOL International group. The Interactive Services group operates the Company's interactive products: the AOL and CompuServe services and their related brand and product extensions; Netscape Netcenter; and the Netscape Communicator client software, including the Netscape Navigator browser. The new product group has responsibility for broadband development and AOL devices like AOL TV, and is charged with rapidly delivering high-quality, world-class products, features and functionality across all branded services and properties. The Interactive Properties Group oversees ICQ, Digital City, MovieFone, Direct Marketing Services (DMS), Spinner and Nullsoft , developer of the Winamp and SHOUTcast brands. This group is responsible for building new revenue streams by seeking out opportunities to build or acquire branded properties that operate across multiple services or platforms. The AOL International Group oversees the AOL and CompuServe services outside of the U.S. The AOL International Group operates the AOL and CompuServe brands in Europe with its joint venture partner Bertelsmann AG; AOL Canada, a wholly-owned subsidiary of America Online, Inc.; AOL Japan, with its joint venture partners Mitsui and Nikkei; and AOL in Australia with Bertelsmann. America Online plans to launch services in Hong Kong with China Internet Corporation and in Latin America with the Cisneros Group.

      The Enterprise Solutions business is comprised of the Netscape Enterprise Group. This segment focuses on providing businesses a range of software products, technical support, consulting and training services. These products and services historically have enabled businesses and users to share information, manage networks and facilitate electronic commerce.

      In November 1998, America Online entered into a strategic alliance with Sun Microsystems, Inc., a leader in network computing products and services, to accelerate the growth of electronic commerce. The strategic alliance provides that, over a three year period, the Company will develop and market, together with Sun, client software and network application and server software for electronic commerce, extended communities and connectivity, including software based in part on the Netscape code base, on Sun code and technology and on certain America Online services features, to business enterprises. In combination with dedicated resources from Sun, the Netscape Enterprise Group delivers easy-to-deploy, end-to-end solutions to help business partners and other companies put their businesses online.

      While there are no intersegment revenues between the two reportable segments, shared support service functions such as human resources, facilities management and other infrastructure support groups are allocated based on usage or headcount, where practical, to the two operating segments. Charges that cannot be allocated are reported as general & administrative costs and are not allocated to the segments. Special charges determined to be significant are reported separately in the Consolidated Statement of Operations and are not assigned or allocated to the segments. All other accounting policies, as described previously in Note 2 "Summary of Significant Accounting Policies," are applied consistently to the segments, where applicable.

      A summary of the segment financial information is as follows:


                                                          Years ended June 30,
                                              ----------------------------------------
                                                                          --Restated--
                                                 1999          1998          1997
                                              ------------  ------------  ------------
                                                         (Amounts in millions)
Revenues:
Interactive Online Services.................       $4,321       $2,726        $1,786
Enterprise Solutions........................          456          365           411
                                              ------------  ------------  ------------
    Total revenues..........................       $4,777       $3,091        $2,197

Income (loss) from operations:

Interactive Online Services (1).............       $  955       $  412          $ 57
Enterprise Solutions. (1)...................            6          (18)           98
General & Administrative....................         (408)        (328)         (220)
Other (2)...................................          (95)        (186)         (106)
                                              ------------  ------------  ------------
    Total income (loss) from operations.....       $  458       $ (120)       $ (171)


1. In fiscal 1999, Enterprise Solutions and Interactive Online Services include $5 million and $60 million, respectively, of goodwill and other intangible assets amortization.
2. Other consists of all special items: merger, restructuring, contract termination, acquired in-process research and development and settlement charges.

     The Company does not have any material revenues and/or assets outside the United States and no single customer accounts for more than 10% or greater of total revenues.

Note 10. Property and Equipment

     Property and equipment consist of the following:

                                                                    June 30,
                                                                   ---------
                  (in millions)                                    1999 1998
                                                                   ---- ----
                  Land............................................ $ 31 $ 24
                  Buildings, equipment and related improvements...  191   98
                  Leasehold and network improvements..............  189  149
                  Furniture and fixtures..........................   73   42
                  Computer equipment and internal software........  494  341
                  Construction in progress........................   15   36
                                                                   ---- ----
                                                                    993  690
                  Less accumulated depreciation and amortization..  336  186
                  Less restructuring-related adjustments..........    -    1
                                                                   ---- ----
                  Net property and equipment...................... $657 $503
                                                                   ==== ====

     The Company's depreciation and amortization expense for the years ended June 30, 1999, 1998 and 1997 totaled $159 million, $110 million and $46 million, respectively.

Note 11. Commitments and Contingencies

     The Company leases facilities and equipment primarily under several long-term operating leases, certain of which have renewal options. Future minimum payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

                  (in millions)
                  Year ending June 30,
                  -------------------- -----
                  2000................  $262
                  2001................   186
                  2002................   129
                  2003................    76
                  2004................    33
                  Thereafter..........   123
                                       -----
                                        $809
                                       =====

     The Company's rental expense under operating leases in the years ended June 30, 1999, 1998 and 1997 totaled approximately $294 million, $261 million and $154 million, respectively.

     The Company has guaranteed monthly usage levels of data and voice communications with some of its network providers and commitments related to the construction of additional office buildings. The remaining commitments are $1,270 million, $1,216 million, $1,212 million and $186 million for the years ending June 30, 2000, 2001, 2002 and 2003, respectively. The related expense for the years ended June 30, 1999, 1998 and 1997, was $1,397 million, $958 million and $405 million, respectively.

     As of June 30, 1999, the Company has guaranteed approximately $17 million in indebtedness of one of its joint ventures. The Company has not had to make any payments related to this guarantee during the year ended June 30, 1999.

     The Company is a party to various litigation matters, investigations and proceedings, including a shareholder derivative suit filed in Delaware chancery court against certain current and former directors of the Company alleging violations of federal securities laws. The Company has settled the shareholder derivative suit and obtained the approval of the Delaware chancery court on terms that will not have a material adverse effect on the financial condition or results of operations of the Company.

     The Department of Labor ("DOL") is investigating the applicability of the Fair Labor Standards Act ("FLSA") to the Company's Community Leader program. The Company believes the Community Leader program reflects industry practices, that the Community Leaders are volunteers, not employees, and that the Company's actions comply with the law. The Company is cooperating with the DOL, but is unable to predict the outcome of the DOL's investigation. Former volunteers have sued the Company on behalf of an alleged class consisting of current and former volunteers, alleging violations of the FLSA and comparable state statutes. The Company believes the claims have no merit and intends to defend them vigorously. The Company cannot predict the outcome of the claims or whether other former or current volunteers will file additional actions.

     The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above) and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company's business, financial condition and operating results. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position and results of operations.

Note 12. Notes Payable

     During June 1999, the Company borrowed approximately $65 million in the form of two mortgages on its office buildings and land located in Dulles, Virginia. The notes are collateralized by the buildings and land and carry interest rates of 7.7% and 6.75%. The notes amortize over 25 years and are payable in full at the end of 10 years. As of June 30, 1999, the principal amount outstanding on these mortgages is $65 million.

     During September 1997, the Company borrowed approximately $29 million in a refinancing of one of its office buildings. The note is collateralized by the Company's office building and carries interest at a fixed rate of 7.46%. The note amortizes on a straight-line basis over a term of 25 years and if not paid in full at the end of 10 years, the interest rate, from that point forward, is subject to adjustment. As of June 30, 1999 and 1998, the principal amount outstanding on this note was $28 million.

     On November 17, 1997, the Company sold $350 million of 4% Convertible Subordinated Notes due November 15, 2002 (the "Notes"). The Notes are convertible into the Company's common stock at a conversion rate of 153.27504 shares of common stock for each $1,000 principal amount of the Notes (equivalent to a conversion price of $6.52422 per share), subject to adjustment in certain events and at the holders option. Interest on the Notes is payable semiannually on May 15 and November 15 of each year, commencing on May 15, 1998. The Notes may be redeemed at the option of the Company on or after November 14, 2000, in whole or in part, at the redemption prices set forth in the Notes. During fiscal 1999, approximately 13.6 million shares of common stock were issued related to conversions. At June 30, 1999, the fair value of the Notes exceeded the carrying value by nearly $2 billion as estimated by using quoted market prices. As of June 30, 1999 and 1998, the principal amount, net of unamortized discount, was $256 million and $345 million, respectively.

     Notes payable at June 30, 1997, totaled $52 million and mainly consisted of a two-year senior secured revolving credit facility ("Credit Facility"). The Company had the Credit Facility available to support its continuing growth and network expansion. The interest rate on the Credit Facility was 100 basis points above the London Interbank Offered Rate and interest was paid periodically, but at least quarterly. The Credit Facility was subject to certain financial covenants and is payable in full at the end of the two year term, on July 1, 1999. As of June 30, 1999 and 1998, there were no outstanding amounts on the Credit Facility and the Credit Facility was terminated June 30, 1999.

Note 13. Other Income, Net

     The following table summarizes the components of other income:

                                                        Year ended June 30,
                                                         -----------------
         (in millions)                                   1999  1998  1997
                                                         ----- ----- -----
         Interest income................................ $102   $37   $16
         Interest expense...............................  (20)  (15)   (2)
         Allocation of losses to minority shareholders..    -     6    15
         Equity investment losses.......................   (4)  (10)  (10)
         Gain (loss) on investments.....................  558    17    (9)
         Other income (expense).........................    2    (5)    -
                                                         ----- ----- -----
                                                         $638   $30   $10
                                                         ===== ===== =====

Note 14. Income Taxes

     The (provision) benefit for income taxes is comprised of:


                                                                                    Year Ended June 30,
                                                                                    --------------------
         (in millions)                                                               1999   1998   1997
                                                                                    ------ ------ ------
         Current - primarily foreign............................................... $  (2)  $ (2)  $ (2)
         Deferred - primarily US federal and state.................................   (48)    18     (8)
         Deferred tax charge attributable to the Company's stock option plans......  (284)     -      -
                                                                                    ====== ====== ======
         Provision for income taxes................................................ $(334)  $ 16   $(10)
                                                                                    ====== ====== ======


     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:


                                                                                Year Ended June 30,
                                                                                ------------------
                                                                                            Restated

         (in millions)                                                          1999   1998   1997
                                                                                ----- ------- ----
         Income tax (provision) benefit at the federal statutory rate of 35%.. $(384)  $ 31   $ 56
         State income (tax) benefit, net of federal benefit...................   (23)    (6)     5
         Nondeductible charge for purchased research and development..........     -    (28)    (3)
         Nondeductible charge for merger related expenses ....................   (21)     -      -
         Valuation allowance changes affecting the provision for income taxes.   113     32    (61)
         Other................................................................   (19)   (13)    (7)
                                                                                ----- ------- ----
                                                                               $(334)  $ 16   $(10)
                                                                                ===== ======= ====


     As of June 30, 1999, the Company has net operating loss carryforwards of approximately $7 billion for tax purposes which will be available to offset future taxable income. If not used, these carryforwards will expire between 2001 and 2019. To the extent that net operating loss carryforwards, when realized, relate to stock option deductions, the resulting benefits will be credited to stockholders' equity.

     The Company's income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              June 30,
                                                           --------------
         (in millions)                                       1999   1998
                                                           ------- ------
         Short term:
         Short term deferred tax assets:
         Deferred revenue................................  $   21  $  30
         Accrued expenses and other......................      34     19
         Restructure reserve.............................       -     32
         Valuation allowance.............................     (52)   (38)
                                                           ------- ------
         Total...........................................  $    3    $43
                                                           ======= ======
         Long term:
         Long term deferred tax liabilities:

         Capitalized software costs......................  $  (46) $ (33)
         Unrealized gain on available-for-sale securities    (103)   (89)
         Unremitted earnings of foreign subsidiaries ....      (6)     -
                                                           ------- ------
         Total...........................................    (155)  (122)

         Long term deferred tax assets:

         Net operating loss carryforwards................   2,670    412
         Deferred network services credit................     101    131
         Other...........................................      95      8
         Valuation allowance.............................  (2,714)  (426)
                                                           ------- ------
         Total...........................................     152    125
                                                           ------- ------
         Net long term deferred asset (liability)........  $   (3) $   3
                                                           ======= ======

     The valuation allowance for deferred tax assets increased by $2,302 million in fiscal 1999. The increase in this allowance was primarily due to the benefit generated from the current year exercise of stock options and warrants of $2,609 million and certain deferred tax assets associated with acquisitions of $95 million which will result in future tax deductions. The benefit from the fiscal 1999 exercise of options and warrants will be recorded to stockholders' equity as it is realized. This increase was partially offset by (1) the utilization of $284 million of benefits generated from prior years' exercises of stock options to reduce fiscal 1999 income taxes payable and (2) the utilization of net operating losses relating to book taxable income of approximately $171 million resulting in valuation allowance changes affecting the provision for income taxes.

     The Company has net operating loss carryforwards for tax purposes ("NOLs") and other deferred tax benefits that are available to offset future taxable income. Only a portion of the NOLs are attributable to operating activities. The remainder of the NOLs are attributable to tax deductions related to the exercise of stock options.

     Prior to the third quarter of fiscal 1998, the Company followed the practice of computing its income tax expense using the assumption that current year stock option deductions were used first to offset its financial statement income. NOLs could then offset any excess of financial statement income over current year stock option deductions. Because stock option deductions are not recognized as an expense for financial reporting purposes, the tax benefit of stock option deductions must be credited to additional paid-in capital with an offsetting income tax expense recorded in the income statement.

     The Company changed its accounting for income taxes to recognize the tax benefits from current and prior years' stock option deductions after utilization of NOLs from operations (i.e., NOLs determined without deductions for exercised stock options) to reduce income tax expense. Because stock option deductions would have been utilized for financial accounting purposes in prior years under both accounting methods due to the absence of NOLs from operations, this accounting change had no effect on 1997 and prior years' tax provisions or additional paid-in capital. The effect of this change was to increase net income and diluted earnings per share for the year ended June 30, 1998 by $73 million and $0.04, respectively.

     The Company's deferred tax asset related to operations and exercised stock options amounted to:

                                            June 30,
                                         --------------
     (in millions)                        1999    1998
                                         ------  ------
     Operations.....                     $  141  $  252
     Stock options..                     $2,626  $  383

     When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations will be recognized as a reduction of income tax expense. The benefit related to the deductible temporary differences attributable to stock option deductions will be credited to additional paid-in capital when realized.

Note 15. Capital Accounts

     Common Stock At June 30, 1999 and 1998, the Company's $.01 par value common stock authorized was 6,000,000,000 shares with 2,201,787,866 and 1,946,300,104 shares issued and outstanding, respectively. At June 30, 1999, 474,019,746 shares were reserved for the exercise of issued and unissued common stock options, and convertible debt, and 20,148,320 shares were reserved for issuance in connection with the Company's Employee Stock Purchase Plans.

     During July 1998, the Company completed a public offering of common stock. The Company sold approximately 43.2 shares of common stock and raised a total of $550 million in new equity. The Company used the proceeds for general operating purposes. In addition, the Company sold approximately 7.6 million and 4.6 million shares in fiscal 1998 and 1999, respectively, and had net proceeds of approximately $8 million and $19 million in the same time periods.

     Preferred Stock In February 1992, the Company's stockholders approved an amendment and restatement of the certificate of incorporation which authorized the future issuance of 5,000,000 shares of preferred stock, $.01 par value, with rights and preferences to be determined by the Board of Directors.

     During May 1996, the Company sold 1,000 shares of Series B convertible preferred stock ("the Preferred Stock") for approximately $28 million. The Preferred Stock had an aggregate liquidation preference of approximately $28 million and accrued dividends at a rate of 4% per annum. Accrued dividends could be paid in the form of additional shares of Preferred Stock. During May 1998, the Preferred Stock, plus accrued but unpaid dividends, automatically converted into 3,136,000 shares of common stock based on the fair market value of common stock at the time of conversion.

     Warrant In connection with an agreement with one of the Company's communications providers, the Company had an outstanding warrant, that was exercised during March 1999. The warrant, subject to certain performance standards specified in the agreement, allowed the Company's communication provider to purchase 57,600,000 shares of common stock at a price of $0.2461 per share.

     Shareholder Rights Plan The Company adopted a new shareholder rights plan on May 12, 1998 (the "New Plan"). The New Plan was implemented by declaring a dividend, distributable to stockholders of record on June 1, 1998, of one preferred share purchase right (a "Right") for each outstanding share of common stock. All rights granted under the Company's former shareholder rights plan adopted in fiscal 1993 were redeemed in conjunction with the implementation of the New Plan and the former plan was terminated. Each Right under the New Plan will initially entitle registered holders of the common stock to purchase one one-thousandth of a share of the Company's new Series A-1 Junior Participating Preferred Stock ("Series A-1 Preferred Stock") at a purchase price of $900 per one one-thousandth of a share of Series A-1 Preferred Stock, subject to adjustment. The Rights will be exercisable only if a person or group (i) acquires 15% or more of the common stock or (ii) announces a tender offer that would result in that person or group acquiring 15% or more of the common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the New Plan allows stockholders (other than the acquirer) to purchase common stock or securities of the acquirer having a then current market value of two times the exercise price of the Right. The Rights are redeemable for $.001 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a stockholder of the Company. The Rights will expire on May 12, 2008 unless redeemed by the Company prior to that date.

     Stock Splits In November 1994, April 1995, November 1995, March 1998, November 1998, February 1999, and November 1999 the Company effected two-for-one splits of the outstanding shares of common stock. Accordingly, all data shown in the accompanying consolidated financial statements and notes has been retroactively adjusted to reflect the stock splits.

Note 16. Stock Plans

     Options to purchase the Company's common stock under various stock option plans have been granted to employees, directors and consultants of the Company at fair market value at the date of grant. Generally, the options become exercisable over periods ranging from one to four years and expire ten years from the date of grant. In certain of these plans, the Company has repurchase rights upon the individual cessation of employment. Generally, these rights lapse over a 48-month period. In fiscal years 1998 and 1997, the Board of Directors authorized approximately 22 million options to be repriced. The vesting schedules were not materially changed and no employees owning 3% or more of the Company's common stock nor any senior executives participated in the repricing.

     The effect of applying SFAS No. 123 on 1999, 1998 and 1997 pro forma net loss as stated below is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) in 1999, 1998 and 1997 would have been approximately $504 million, $(132) million and $(311) million, or $0.20 per share, $(0.07) per share and $(0.19) per share, respectively, on a diluted basis. The fair value of the options granted during 1999, 1998 and 1997 are estimated at $11.47 per share, $2.64 per share and $0.57 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 65%, a risk-free interest rate of 5.40% for 1999, 5.51% for 1998 and 5.69% for 1997, and an expected life of 0.45 years from date of vesting. A summary of stock option activity is as follows:

                                   Number         Weighted-
                                     of       average exercise
                                   shares           price
                                ------------- ----------------
     Balance at June 30, 1996..  521,548,860            $ 0.84
     Granted...................  104,396,812            $ 1.95
     Exercised................. (111,449,714)           $ 0.63
     Forfeited.................  (50,026,286)           $ 1.47
                                ------------- ----------------
     Balance at June 30, 1997..  464,469,672            $ 1.07
     Granted...................  162,740,866            $ 6.19
     Exercised................. (147,415,960)           $ 0.76
     Forfeited.................  (35,069,072)           $ 2.46
                                ------------- ----------------
     Balance at June 30, 1998..  444,725,506            $ 2.94
     Granted...................  109,530,776            $25.28
     Exercised................. (122,404,410)           $ 1.69
     Forfeited.................  (32,713,354)           $ 9.95
                                ------------- ----------------
     Balance at June 30, 1999..  399,138,518            $ 8.88
                                ============= ================


                                   Options outstanding              Options exercisable
                         --------------------------------------- ------------------------
                                          Weighted-
                                           average     Weighted-                Weighted-
                             Number       remaining     average      Number      average
            Range         outstanding    contractual    exercise exercisable as  exercise
      of exercise price  as of 6/30/99 life (in years)   price     of 6/30/99     price
     ------------------- ------------- --------------- --------- -------------- ---------
     $0.01 to $0.85.....    68,656,456       5.0          $0.45     66,744,614     $0.46
     $0.86 to $1.70.....    81,337,482       6.6          $1.41     52,492,338     $1.29
     $1.73 to $4.03.....    74,427,544       7.7          $3.42     22,863,600     $3.04
     $4.22 to $10.96....    70,031,866       8.4          $7.42     13,522,726     $7.71
     $10.97 to $22.75...    73,626,222       9.2         $12.37      4,374,882    $13.22
     $22.85 to $45.07...     8,294,238       9.6         $38.91        638,462    $37.03
     $45.44 to $64.16...    15,006,158       9.8         $56.02         23,838    $54.08
     $64.54 to $83.75...     7,758,552       9.8         $70.88        386,230    $70.54
     ------------------- ------------- --------------- --------- -------------- ---------
     $0.01 to $83.75....   399,138,518       7.6          $8.88    161,046,690     $2.37
                         ============= =============== ========= ============== =========

     Employee Stock Purchase Plan In May 1992, the Company's Board of Directors adopted a non-compensatory Employee Stock Purchase Plan ("the ESPP"). Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15 percent discount from the market value of such stock. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from his or her salary an amount between 1 percent and 15 percent of compensation. The Stock and Option Subcommittee of the Compensation and Management Development Committee of the Board of Directors administer the ESPP. The total number of shares of common stock that may be issued pursuant to options granted under the ESPP is 28,800,000. A total of approximately 11 million shares of common stock have been issued under the ESPP.

     In June 1995, the Company adopted a non-compensatory Employee Stock Purchase Plan ("the Netscape ESPP") under Section 423 of the Internal Revenue Code and a total of 6,300,000 shares of common stock may be issued pursuant to options under the Netscape ESPP. The Company's Board of Directors in 1998 amended the Netscape ESPP to increase the maximum percentage of payroll deductions which any participant may contribute from his or her eligible compensation to 15%; amended the Netscape ESPP from a two-year rolling offering period to a six-month fixed offering period effective with the offering period beginning March 1999; amended the limit to the number of shares any employee may purchase in any purchase period to a maximum of 1,800 shares; and changed the offering dates for each purchase period to March 1 and September 1 of each year. Under this plan, qualified employees are entitled to purchase common stock at a 15 percent discount from the market value of such stock. Approximately 4 million shares of common stock have been issued under the Netscape ESPP.

Note 17. Employee Benefit Plan

     Savings Plans The Company has two savings plans that qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plans, participating employees may defer a portion of their pretax earnings. In one plan, the Company matches 50% of each employee's contributions up to a maximum matching contribution of 3% of the employee's earnings and in the other plan, the Company's contributions are discretionary. The Company's contributions to plans were approximately $6 million, $5 million and $3 million in the years ended June 30, 1999, 1998 and 1997, respectively.

Note 18. Quarterly Information (unaudited)


                                                                 Quarter Ended
                                             ---------------------------------------------
                                             September 30, December 31, March 31, June 30,
                                             ------------- ------------ --------- --------
                                               (Amounts in millions, except per share data)
Fiscal 1999(1)(3)
Subscription service revenues...............         $723         $786      $869     $943
Advertising, commerce and other revenues....          175          244       275      306
Enterprise solution revenues................          101          118       109      128
                                             ------------- ------------ --------- --------
Total revenues..............................          999        1,148     1,253    1,377
Income from operations......................           77          123        47      211
Net income .................................           76          115       411      160
Net income  per share-diluted...............        $0.03        $0.05     $0.16    $0.06
Net income  per share-basic.................        $0.04        $0.06     $0.20    $0.07

Net cash provided by operating activities...         $120         $178      $605     $196
Earnings Before Interest, Taxes,
 Depreciation and Amortization (EBITDA)(4)..          153          221       251      343


Fiscal 1998(2)(3)
Subscription service revenues...............         $439         $488      $580     $676
Advertising, commerce and other revenues....          106          131       142      164
Enterprise solution revenues................          123          104        35      103
                                             ------------- ------------ --------- --------
Total revenues..............................          668          723       757      943
Income (loss) from operations...............           25          (54)      (83)      (8)
Net income (loss)...........................           31          (34)      (78)       7
Net income (loss) per share-diluted.........        $0.01       $(0.02)   $(0.04)   $0.00
Net income (loss) per share-basic...........        $0.02       $(0.02)   $(0.04)   $0.00

Net cash provided by operating activities...         $125          $57      $130     $125
Earnings Before Interest, Taxes,
 Depreciation and Amortization (EBITDA)(4)..           76           41        31      154


The special  charges  referred  to below  include  charges  for  restructurings,
acquired  in-process  research  and  development,   mergers,  transition  costs,
settlements, write-off of deferred subscriber acquisition costs and contract terminations.

(1) Net income in the fiscal year ended June 30, 1999 includes special charges of $2 million in the quarter ended December 31, 1998, $78 million and $25 million in the quarter ended March 31, 1999 and $15 million in the quarter ended June 30, 1999. Net income in the quarter ended March 31, 1999 also includes a gain on the sale of Excite, Inc. investments of approximately $567 million.

(2) Net loss in the fiscal year ended June 30, 1998 includes net charges of $42 million in the quarter ended December 31, 1997, $58 million in the quarter ended March 31, 1998 and $88 million in the quarter ended June 30, 1998.

(3) The sum of per share earnings (loss) does not equal earnings (loss) per share for the year due to equivalent share calculations which are impacted by the Company's losses, fluctuations in the Company's common stock market prices and the timing (weighting) of shares issued.

(4) EBITDA is defined as net income plus: (1) provision/(benefit) for income taxes, (2) interest expense, (3) depreciation and amortization and (4) special charges. The Company considers EBITDA an important indicator of the operational strength and performance of its business including the ability to provide cash flows to service debt and fund capital expenditures. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of the performance of the Company, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles ("GAAP").

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
America Online, Inc.

     We have audited the accompanying consolidated balance sheets of America Online, Inc. as of June 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America Online, Inc. at June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 3 to the consolidated financial statements, the consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended June 30, 1997 have been restated. In addition, as discussed in Note 14, in 1998 the Company changed its method of accounting for income taxes.
                                                           /s/ ERNST & YOUNG LLP

McLean,  Virginia
July 21, 1999,  except for Note 3,
as to which the date is May 12, 2000